                             USA TECHNOLOGIES, INC.
                                200 PLANT AVENUE
                            WAYNE, PENNSYLVANIA 19087



                                January 12, 2000



Mr. Michael CiVitella
President
CiVitella Construction Co.
Creek Drive
St. Davids, PA 19087

Dear Mike:

         This is to acknowledge and confirm the following terms of our Consulting Agreement. The term of this agreement shall be for a six month period, from February 1, 2000 through July 31, 2000.

         (1) During the term hereof, you shall provide such construction, architectural, design and business development consulting services to the Company as shall be requested from time to time by the Company.

         (2) It is understood and agreed that none of the services to be rendered by you on behalf of the Company shall be in connection with the offer or sale of any securities of the Company in a capital raising transaction or directly or indirectly promoting or maintaining a market for the Company's securities.

         (3)      Compensation

                  (a) The Company shall issue to you, in your individual name, in full payment for the consulting services to be rendered by you, a total of 10,000 shares of fully vested, nonassessable, free trading Common Stock of the Company. Upon the effective date of the registration statement described in Paragraph 3(b) below, the Company shall issue such stock to you. This issuance of the Company's stock shall be the only consideration that you are entitled to under this Consulting Agreement.

                  (b) Promptly after the date of this Consulting Agreement, the Company will cause a registration statement on Form S-8 to be filed with the Securities and Exchange Commission for the purpose of registering 10,000 shares of Common Stock of the Company issuable to you pursuant to Paragraph
3(a) above.

         (4) You also hereby represent that you are not prohibited from entering into this Consulting Agreement or from performing your obligations hereunder by any law, regulation, contract, decree, order or agreement.

         (5) You and the Company hereby acknowledge that you are an independent contractor. In this regard, you shall not hold yourself out as, nor shall you take any action from which others might infer, that you are a partner, agent or joint venturer of the Company.

         (6) This Consulting Agreement is in addition to, and shall not affect in any manner whatsoever, the presently existing lease agreement between the Company and you (or your company) for the premises located at 200 Plant Avenue, Wayne, Pennsylvania.

         (7) This Consulting Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the parties. This Consulting Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all parties.

         (8) This Consulting Agreement shall be governed by the laws of the Commonwealth of Pennsylvania. Any dispute arising out of this Consulting Agreement shall be adjudicated in the courts of the Commonwealth of Pennsylvania or in the federal courts located within the Commonwealth of Pennsylvania.

         Please indicate your acceptance of the terms of this Consulting Agreement by signing below where indicated and returning it to me.


                                                  USA TECHNOLOGIES, INC.



                                         By:      /s/ Stephen P. Herbert
                                                  --------------------------
                                                      Stephen P. Herbert
                                                      President

ACCEPTED:



/s/ Michael CiVitella
------------------------
MICHAEL CIVITELLA